SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
VOC Energy Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
91829B 103
(CUSIP Number)
The Bank of New York Mellon Trust Company, N.A., as Trustee
919 Congress Avenue
Suite 500
Austin, Texas 78701
(512) 236-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
David P. Oelman
W. Matthew Strock
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, TX 77002
(713)758-2222
May 10, 2011
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
(Continued on following pages)

CUSIP No.	91829B 103

1	NAMES OF REPORTING PERSONS VOC Brazos Energy Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		4,252,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,252,250

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,252,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1.	Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the trust units share (the “Trust Units”), of VOC Energy Trust, a Delaware statutory trust (the “Issuer”), which has its principal executive offices at 919 Congress Avenue, Suite 500, Austin, Texas 78701.

Item 2.	Identity and Background
     (a), (b), and (c) Name of Person Filing this Schedule 13D (the “Reporting Person”):
     This Schedule 13D is being filed by VOC Brazos Energy Partners, L.P. (the “Company”) which may be deemed to have indirect beneficial ownership of such Trust Units by virtue of its ownership of 25% of the outstanding Trust Units of the Issuer.
     The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of the company is as follows:
VOC BRAZOS ENERGY PARTNERS, L.P.
     The Company is a privately-held limited partnership engaged in the production and development of oil and natural gas from properties located in Texas and Kansas. The principal business address of the Company, which also serves as its principal office, is 1700 Waterfront Parkway, Building 500, Wichita, Kansas 67206. The Company does not currently have any executive officers, directors or employees. Instead, Company is managed by an executive management team consisting of certain officers and employees of Vess Oil Corporation on behalf of Vess Texas Partners, LLC, the general partner of the Company. None of the members of the executive management team of Vess Oil Corporation who perform management functions for the Company receive any direct compensation from the trust or from the Company. Set forth in the table below are the names and titles at Vess Oil Corporation of the executive management team of Vess Oil Corporation who perform management functions on behalf of Vess Texas Partners, LLC, the general partner of the Company:

Name	Position with the Company
J. Michael Vess	President and Chief Executive Officer
William R. Horigan	Vice President of Operations
Brian Gaudreau	Vice President of Land
Barry Hill	Vice President and Chief Financial Officer
Alan Howarter	Vice President of Financial Reporting
     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final

     (f) All of such officers and employees are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     On May 10, 2011, in exchange for the Trust Units, the Company conveyed royalty interests in certain properties located in Kansas and Texas to the Issuer.

Item 4.	Purpose of Transaction
     The Company acquired the Trust Units for investment purposes. The Company currently has no plans to undertake any action that would require further disclosure under this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)	As of May 12, 2011, the Reporting Person beneficially owns an aggregate of 4,252,250 Trust Units representing 25% of the outstanding Trust Units. The percentages set forth in this Item 5 are calculated based upon the number of Trust Units outstanding as of May 10, 2011 based on the Registration Statement filed with the SEC on Form S-1. The Trust Units are held directly by the Company.

(b)	The Reporting Person has sole voting power and sole dispositive power with respect to the Trust Units beneficially owned by it.

(c)	Except as described in this Schedule 13D, there have been no transactions in the Trust Units effected by the Reporting Person, or, to the knowledge of the Reporting Person, any person identified in Item 2, during the past 60 days.

(d)	Except as described in this Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to the Trust Unit Purchase Agreement entered into on December 27, 2010 by and between VOC Brazos and VOC Partners, LLC, a Kansas limited liability company, VOC Brazos will sell, on the 45th day after the closing date of the initial public offering of the Trust (such date, the “Settlement Date”), all the Trust Units retained by VOC Brazos as of the Settlement Date.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
2.1	Trust Unit Purchase Agreement, dated as of December 27, 2010, by and between VOC Partners, LLC, a Kansas limited liability company and VOC Brazos Energy Partners, L.P., a Texas limited partnership.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 19, 2011

VOC BRAZOS ENERGY PARTNERS, L.P.
By:	Vess Texas Partners, LLC, its General Partner
By:	Vess Holding Corporation, its Sole Managing Member

By:	/s/ J. Michael Vess
	Name:	J. Michael Vess
	Title:	Designated Representative and Sole Member of Board of Directors

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